UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Stojo Products Inc., f/k/a "Urban Tumbler LLC"

Legal status of Issuer:

> *Form:*

> Corporation

> *Jurisdiction of Incorporation/Organization:*

> Delaware

> *Date of Organization:*

> March 22, 2018

Physical Address of Issuer:

41 Flatbush Avenue, Suite 1, PMB 588, Brooklyn, NY 11217

Website of Issuer:

https://stojo.co/

Number of Employees:

4

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$2,651,828.50	$2,871,070
Cash & Cash Equivalents	$470,489.21	$450,557
Accounts Receivable	$850,894.51	$489,214
Short-term Debt	$2,705,414.61	$3,444,126
Long-term Debt	$190,672.49	$736,024
Revenues/Sales	$7,836,402.53*	$5,578,504
Cost of Goods Sold	$5,448,533.34	$3,358,610
Taxes Paid	$0	$0
Net Income	$(621,037.56)	$(1,172,473)

*Referred to as "Total Income" in the Company's 2021 financial statements.

Form C-AR

December 27, 2022

Stojo Products Inc.
f/k/a "Urban Tumbler LLC"



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished Upshift Inc., a Delaware corporation ("**Stojo**," "**Company**," as well as references to "**we**," "**us**," or "**our**"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The date of this Form C-AR is December 27, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

FORWARD-LOOKING STATEMENT DISCLOSURE

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, unless otherwise stated, regardless of the time of delivery of this Form C-AR or of any sale of securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Stojo is a sustainable products lifestyle brand that focuses on portable, collapsible, reusable food and beverage containers, incorporated in Delaware as a corporation on March 22, 2018. On April 17, 2018, the Company acquired all of the assets of Urban Tumbler LLC, a New York limited liability company and a predecessor to the Company.

The Company is located at 41 Flatbush Avenue, Suite 1, PMB 588, Brooklyn, NY 11217.

The Company's website is https://stojo.co/.

The Company is headquartered and conducts business in the State of New York, and sells products through the Internet throughout the United States and internationally.

The information available on or through the Company's website is not a part of this Form C-AR.

<center>**RISK FACTORS**</center>

Risks Related to the Company's Business and Industry

The Company does not currently have the operational capacity to generate a capitalization table that provides the most updated information.

The Company's most recent capitalization table presents information current as of July 1, 2021. Details regarding the Company's capitalization and outstanding securities in this Form C-AR (within the "Capitalization," "Risk Factors," and "Ownership" sections) reflect information current as of July 1, 2021. Therefore, investors should not rely on the capitalization information in this Form C-AR as the most recent information with respect to outstanding capital stock and ownership percentages thereof.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still managing the residual effects of the COVID-19 pandemic and its impact on small-to-midsized businesses. During the course of its nascent history, the Company has not yet generated an operating profit. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as Russian conflict in Ukraine and the residual effects of the COVID-19 pandemic have had a significant impact on our business operations and revenue projections.

The Company's revenue continues to be adversely affected by COVID-19 pandemic and economic unrest in major international distributor countries such as Russia and Belarus. During mid-2021, the Company experienced delays in manufacturing and shipments leaving its factories in China, which had a negative impact on sales. These delays were caused by factory shutdowns as a result of a zero-tolerance policy enacted by the government in China. Future investors should consider the continued material adverse effects of the COVID-19 pandemic or recurrences of such pandemic or other health crises in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown events, including from quarantines and lockdowns, which impair our marketing and sales efforts to users of our products.

In addition, continued effects of COVID-19 or a significant outbreak of other contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for our services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

We may face potential difficulties in obtaining capital.

<center>1</center>

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

A majority of the Company is owned by a small group of owners.

The Company is currently controlled by a three-person board of directors appointed by the holders of the Company's capital stock, who together hold approximately 56.06% of the outstanding voting equity securities of the Company. Subject to any fiduciary duties owed to the other owners or investors under Delaware law, such majority owners may be able to exercise significant influence through their board appointments. The board of directors is responsible for approving significant Company transactions, and will have significant control over the Company's budget, management and policies. Such owners may have interests that are different from those of investors and interests that investors may disagree with. The concentration of ownership and board control could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for their investment into the Company. In addition, such Company owners could use their board influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to stockholder approval.

The Company has engaged in certain transactions with related persons.

Jurrien Swarts, the Company's CEO and director, is the principal of an entity which (i) has made an investment in the Company pursuant to the terms of a convertible note that has since been converted to equity as stipulated therein on July 1, 2021, and (ii) holds approximately 39.70% of our outstanding shares of Common Stock.Please see the section entitled "*Transactions with Related Persons and Conflicts of Interest*" for further details.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us, thus adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented, or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants, and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as

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infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Jurrien Swarts, our CEO and Director and Alex Abrams, our Director. However, there can be no assurance that such individuals will continue to stay with the Company in the future. The loss of Jurrien Swarts, Alex Abrams, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although the Company has a life insurance policy on its CEO, such life insurance policy does not ameliorate all the risks associated with relying on the CEO and other key personnel.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan and as such, the Company purchased an insurance policy on Jurrien Swarts, our CEO, in the event of his death or disability. In the event that Jurrien Swarts dies or becomes disabled, the Company will receive compensation in the amount of $4 million anytime over a 10-year term commencing in June of 2020. Despite this coverage, the loss of such a person could negatively affect the Company and our operations. We cannot guarantee that key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore the acquisition of the key man insurance policy does not ameliorate all of the risk of relying on key personnel.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited-service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service were interrupted and we are not able to find alternate third-party providers, we could experience disruptions in operations, including higher re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record, and report transactions with our customers and other constituents. Such interruptions in the provision of services could result in our inability to meet customer demand, damage our reputation and customer relationships, and adversely affect our business.

As we expand our business, protecting our intellectual property will become increasingly important.
The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to

initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot guarantee that we will prevail in any of such potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that certain elements of our products infringe on a third party's proprietary rights. Even if such claims are without merit, defending a lawsuit takes significant time, may be expensive, and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim or negotiating a license in response to a claim of intellectual property infringement. In certain of our businesses, we rely on third party intellectual property licenses, and we cannot guarantee that these licenses will be available to us in the future on favorable terms or at all.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences may result in the need for our products to change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster-growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

Damage to our reputation could negatively impact our business, financial condition, and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites, and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission, and retention of personally identifiable information in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims, or proceedings.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

BUSINESS

Description of the Business

Stojo is a sustainable products lifestyle brand that manufactures and sells portable, collapsible, reusable food and beverage containers.

Business Plan

Within the next 12 months, we will be focused on launching one new product in the food storage container category. This will let us generate revenue in new categories and also help expand our footprint within retail. During the fiscal year of 2021, we launched the Stojo Box as well as the Stojo Jr. product line. We also plan to refresh our packaging to better perform in retail brick and mortar.

The Company's Products and/or Services

Product / Service	Description	Current Market
Stojo 12oz Pocket Cup	Collapsible coffee cup made from food-grade silicone and recyclable materials which means no BPAs, Phthalates, leads or glues.	Currently sells Wholesale and direct to consumer.
Stojo 16oz Biggie Cup	Collapsible coffee cup made from food-grade silicone and recyclable materials which means no BPAs, Phthalates, leads or glues.	Currently sells Wholesale and direct to consumer.
Stojo 24oz Titan Cup	Collapsible coffee cup made from food-grade silicone and recyclable materials which means no BPAs, Phthalates, leads or glues.	Currently sells Wholesale and direct to consumer.
Stojo 20oz Water Bottle	Reusable, convenient, collapsible water bottle made from food-grade silicone that is LFGB Certified. This foldable bottle is BPA-free, lead-free, and phthalate-free.	Currently sells Wholesale and direct to consumer.
Stojo 36oz Bowl	The Stojo Bowl is collapsible, stackable, microwavable and dishwasher safe, and easily reusable. Our bowl is designed with separable parts to be taken apart and put together again for a super squeaky	Currently sells Wholesale and direct to consumer.

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	clean. It is also free of BPA, BPS, phthalates, and lead.	
Stojo 20oz Sports Bottle	Reusable, convenient, collapsible sports water bottle made from food-grade silicone that is LFGB Certified. This foldable bottle is BPA-free, lead-free, and phthalate-free.	Currently sells direct to consumer.
Stojo 24oz Lunch Box	The Stojo Bowl is collapsible, stackable, microwavable and dishwasher safe, and easily reusable. Our bowl is designed with separable parts to be taken apart and put together again for a super squeaky clean. It is also free of BPA, BPS, phthalates, and lead.	Currently sells Wholesale and direct to consumer.
Stojo Jr.	Stojo Jr. is our family line of collapsible, stackable, microwavable and dishwasher safe bottles and cups. It is also free of BPA, BPS, phthalates, and lead.	Currently sells Wholesale and direct to consumer.

Competition

There are two types of competitors in the drinkware market: 1) low quality imitations and 2) major players. Low-quality imitation products can be found on platforms like Amazon and other marketplaces globally and tend to capture a portion of market share early on, but they cannot keep pace with companies that have a healthy innovative product pipeline and a brand that consumers believe truly understand them and are aligned with their core values and beliefs about sustainability. The major players in the drinkware space include companies like Contigo, S'well, Yeti, and Hydro Flask. The problem with these players is that their products are heavy, bulky, hard to clean, and not easy to use for travel.

Customer Base

We sell our products Wholesale (Retail, Co-Branding, Food Service, etc.) and DTC. Nearly 70% of our customers are between the ages of 25 and 44. Around 80% of our customers are female.

Supply Chain

Stojo works with two agencies that leverage three factories, which are geographically diversified across Asia. Both agencies have global reach. Should all three factories stop production, Stojo would first locate new factories using its agencies. Such process usually takes approximately 120 days. Should both agencies become unavailable, it should take approximately 180 days to locate new factories unrelated to the agencies and to have them up and running.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
9,492,033	Collapsible Travel Tumbler	Patent	7/2/2015	11/15/2016	USA
D756,705	Collapsible Travel Tumbler	Design Patent	4/29/2015	5/24/2016	USA
ZL 201480055769.8*	Collapsible Travel Tumbler	Patent	8/10/2014	11/24/2017	China
9,119,507	Collapsible Travel Tumbler	Patent	8/10/2014	9/1/2015	USA

*This patent is currently inactive, but the Company is attempting to revive such patent.

Trademarks

Application or Registration #	Mark	Description	Grant Date	Country
18028019	STOJO	Trademark	11/14/2016	China
4,999,661	STOJO	Trademark	7/12/2016	USA
40-1193941-0000	STOJO	Trademark	6/21/2016	Republic of Korea
014763379	STOJO	Trademark	2/19/2016	European Union

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of both U.S. federal, state and local governmental authorities, and E.U. laws. The company's products are manufactured to meet specifications set by the FDA (U.S.) and LFGB (German / EU) relating to containers used primarily to hold and store food and beverage. These laws and regulations are subject to change.

Litigation

The Company is currently the defendant in a breach of contract claim for overdue payables. The Company is preparing a counterclaim against the plaintiff in this action, in which the Company will argue that the plaintiff is responsible for counterfeit goods, which was discovered by one of the Company's distributors in South Korea.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.*

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jurrien Swarts	Chief Executive Officer and Director	Stojo Products Inc., Chief Executive Officer, Director (March 2018 - present) Urban Tumbler LLC, Chief Executive Officer (January 2014 – Current)	Dartmouth College, B.A., Chinese (2002)
Alex Abrams	Secretary and Director	Stojo Products Inc., Secretary, Director (March 2018 - present) Stepstone Group, LP, Managing Director (January 2016 – present) Stepstone Group, LP is a global private markets firm providing customized investment, portfolio monitoring and advice to investors.	Boston College Law School, J.D. (2004) University of Pennsylvania, B.A., American History (2001)

*Vivienne Cudahy resigned from her position as Director in December of 2022.

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KEY PERSONNEL

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Armando Gomez	"Acting" Chief Financial Officer	Stojo Products Inc., -"Acting" Chief Financial Officer (June 2022 – present) Director of Finance (May 2020 – May 2022) Finance Manager (December 2019 – May 2020)	University of California, Santa Barbara, B.A., Business Economics (2007) New York University, Stern School of Business, M.B.A., Finance (2015)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 full-time employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share (the "***Common Stock***"), of which 5,845,006 shares are issued and outstanding, 1,051,540 shares of Series Seed-1 Preferred Stock, par value $0.0001 per share, of which 717,718 shares are issued and outstanding, and 861,586 shares of Series Seed-2 Preferred Stock, par value $0.0001 per share, of which 861,586 shares are issued and outstanding.

Outstanding Capital Stock

The Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	5,845,006
Par Value Per Share	$0.0001
Voting Rights	One (1) vote per share
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the Company issues additional shares of Common Stock, the value of the Securities will be diluted.
Percentage ownership of the Company by the holders of such security	78.73%*
Additional Information	Please see the section entitled "*Transactions with Related Persons and Conflicts of Interest*" for further details.

* This percentage calculation is derived from the Company's outstanding capital stock. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type	Series Seed-1 Preferred Stock
Amount Outstanding	717,718
Par Value Per Share	$0.0001
Voting Rights	One (1) vote per share of Common Stock into which the shares of Series Seed-1 Preferred Stock are convertible into as of the record date for determining shareholders entitled to vote on the applicable matter.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the Company issues additional shares of Series Seed-1 Preferred Stock, the value of the Securities will be diluted.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	9.67%*

* This percentage calculation is derived from the Company's outstanding capital stock. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type	Series Seed-2 Preferred Stock
Amount Outstanding	861,586
Par Value Per Share	$0.0001
Voting Rights	One (1) vote per share of Common Stock into which the shares of Series Seed-2 Preferred Stock are convertible into as of the record date for determining shareholders entitled to vote on the applicable matter.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the Company issues additional shares of Series Seed-2 Preferred Stock, the value of the Securities will be diluted.
Percentage ownership of the Company by the holders of such security (assuming	11.6%*

conversion prior to the Offering if convertible securities).	

* This percentage calculation is derived from the Company's outstanding capital stock. Percentage calculated is an approximation and rounded to the nearest decimal point.

Outstanding Options, Safes, Convertible Notes, Warrants

The Company has the following additional securities outstanding:

Type	Crowd SAFE (Simple Agreement for Future Equity)
Amount Outstanding	$503,485
Voting Rights	None
Anti-Dilution Rights	N/A
Material Terms	$13,000,000 valuation cap. Conversion upon an equity financing (at the Company's election), liquidation (at the investor's failure to select a cash payment equal to the payment amount of the Securities), or dissolution.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.87%*

*The percentage calculation assumes conversion of Crowd SAFEs only, on a valuation cap of $13,000,000. Percentage calculated is an approximation and rounded to the nearest decimal point.

Outstanding Debt

The Company has the following debt outstanding:

Type	Term Loan
Amount Outstanding	$500,000
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest of $2,517 monthly. The balance of principal and interest will be payable thirty (30) years from the date of the promissory note.
Description of Collateral	All assets of the Company.
Maturity Date	May 29, 2050

Type	Revolving Line of Credit
Amount Outstanding	$30,078.89*
Interest Rate and Amortization Schedule	15% per annum. Payments of principal and interest in the amount of $850 are due and payable monthly.
Description of Collateral	Secured by specific assets of the Company held by the grantor.
Maturity Date	N/A

*Amount outstanding as of 12/31/2021.

Type	Revolving Line of Credit
Amount Outstanding	$6,488.85*
Interest Rate and Amortization Schedule	15% per annum. Payments of principal and interest in the amount of $200 are due and payable monthly.
Description of Collateral	Secured by specific assets of the Company held by the grantor.
Maturity Date	N/A

*Amount outstanding as of 12/31/2021.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Jurrien Swarts	2,560,540 shares of Common Stock*	34.49%**

*A majority of such shares (2,000,000) are held by Black Consulting, LLC. Please see the section entitled "*Transactions with Related Persons and Conflicts of Interest*" for further details.
**This percentage calculation is derived from the Company's outstanding voting equities. Percentage calculated is an approximation and rounded to the nearest decimal point.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information.

Financial statements are attached hereto as Exhibit A.

Operations

The Company was registered in Delaware on March 22, 2018. The Company is a direct-to-consumer, business-to-business, and wholesale global operation that produces houseware goods designed for optimal portability and sustainability. The Company's headquarters are in Brooklyn, New York.

The Company began operations in 2018. The Company's founders previously ran Urban Tumbler LLC, a New York limited liability company formed on July 30, 2012, before acquiring the assets of such company. The Company's financial statements do not contain consolidated results and activities.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As May 31, 2022, the Company had an aggregate of approximately $493,241.80 in cash and cash equivalents, leaving the Company with approximately 2 to 3 months of operating runway.

Liquidity and Capital Resources

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Previous Offerings of Securities

We have made the following issuances of securities within the last 3 years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series Seed-2 Preferred Stock	$444,756.51	861,586	Research & Development, Marketing, Sales, Working Capital	7/21/2021	Section 4(a)(2)
Series Seed-1 Preferred Stock	$999,998.61	717,718	Research & Development, Marketing, Sales, Working Capital	7/21/2021	Section 4(a)(2)
Crowd SAFEs	$503,485	503,485	Research & Development, General Marketing, Sales Growth, General Working Capital, and Intermediary Fees	10/5/2020	Section 4(a)(6)
Option to Purchase Common Stock	N/A	5	N/A	4/18/2019 4/29/2019 10/16/2019 11/12/2019 1/23/2020 2/3/2020	Rule 701
Warrants	N/A	2	N/A	4/18/2019	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Related Person/Entity	Jurrien Swarts
Relationship to the Company	CEO and Director of the Company
Total amount of money involved	$25,020
Description of the transaction	Jurrien Swarts is the principal of Black Consulting LLC, an entity which (i) has made an investment in the Company through a convertible note in the principal amount of $25,000 (which has since been exercised), and (ii) holds 2,000,000 shares of our Common Stock which represents approximately 41% of our outstanding voting securities of the Company.

TAX MATTERS

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN

CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Conflicts of Interest

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its securityholders.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

_____
(Signature)

Jurrien Swarts
_____
(Name)

CEO, Director
_____
(Title)

_____
(Signature)

Alex Abrams
_____
(Name)

Secretary, Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

_____
(Signature)

Jurrien Swarts
_____
(Name)

CEO, Director
_____
(Title)

December 27, 2022
_____
(Date)

_____

(Signature)

Alex Abrams
_____

(Name)

Secretary, Director
_____

(Title)

December 27, 2022
_____

(Date)

EXHIBIT A

Financial Statements

I, Jurrien Swarts, the Chief Executive Officer of Stojo Products Inc. ("***Stojo***"), hereby certify that:

      (1)   the accompanying financial statements of Stojo thereto for the period ending December 31, 2021 included in this Form C-AR are true and complete in all material respects;

      (2)   the tax return information of Stojo included in this Form C-AR reflects accurately the information reported on the tax return for Stojo filed for the fiscal year ended December 31, 2021; and

      (3)   that the information below reflects accurately the information reported on our federal income tax returns.

      IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of December 27, 2022.

_____

(Signature)

Name: Jurrien Swarts

Title: Chief Executive Officer

Date: December 27, 2022

Stojo Products Inc.

Unaudited Financial Statements

Year Ended in December 31, 2021

Stojo Products Inc
Balance Sheet
As of December 31, 2021

		Total
ASSETS		
Current Assets		
Bank Accounts		
10001 Chase OpEx-9955		409,074.84
10002 Chase Revenue-9963		20,963.39
10100 Wells Fargo Checking-1687		1,739.97
10300 Paypal		34,697.81
10500 eComm Funds in Transit		
10510 Shopify Funds in Transit		1,328.31
10520 Amazon FundsInTransit		2,684.89
Total 10500 eComm Funds in Transit	$	**4,013.20**
1072 Bill.com Money Out Clearing		0.00
12050 Clearing		0.00
Total Bank Accounts	$	**470,489.21**
Accounts Receivable		
11000 Accounts Receivable		850,894.51
Total Accounts Receivable	$	**850,894.51**
Other Current Assets		
12000 Undeposited Funds		0.00
12100 Inventory Asset		54,478.81
12105 Inventory Finished Goods		628,511.10
12106 Inventory Parts		7,465.12
12107 Merchandising Inventory		8,690.65
Total 12100 Inventory Asset	$	**699,145.68**
12220 Prepaid Expenses		31,317.53
19000 Uncategorized Asset		0.00
Total Other Current Assets	$	**730,463.21**
Total Current Assets	$	**2,051,846.93**
Fixed Assets		
14000 Intangible Assets		0.00
14002 IP		547,702.13
Total 14000 Intangible Assets	$	**547,702.13**
15000 Furniture and Equipment		12,232.00
16000 Tooling		346,769.50
17000 Tooling	IP Acc Depreciation		-365,521.58
Total Fixed Assets	$	**541,182.05**
Other Assets		
18700 Security Deposits		58,799.52
Total Other Assets	$	**58,799.52**
TOTAL ASSETS	$	**2,651,828.50**
LIABILITIES AND EQUITY		
Liabilities		

Current Liabilities		
Accounts Payable		
20000 Accounts Payable		1,014,440.28
Total Accounts Payable	$	1,014,440.28
Credit Cards		
10008 Chase CC 0532		28,893.90
10009 Brex		7,716.80
10023 AMEX Platinum 1001		-109.00
Total Credit Cards	$	36,501.70
Other Current Liabilities		
20500 Other Current Liabilities		0.00
20510 Stephen Gould Corporation - Current Portion		1,491,499.00
20520 Magnolia Trading LLC - Current Portion		60,000.00
Total 20500 Other Current Liabilities	$	1,551,499.00
20550 Deferred Revenue		0.00
20560 Pre Paid Revenue (Deposits)		21,157.24
22000 Loan Payable - Shopify Capital		0.00
23000 Wells Fargo Line of Credit-8477		6,488.85
23100 Wells Fargo LOC -9932		30,078.89
26000 Sales Tax Payable		747.60
26001 New York Dept Of Finance Payable		40,132.91
26002 New Jersey Payable		605.38
26004 California Department of Tax and Fee Administration Payable		3,557.35
26010 Out Of Scope Agency Payable		0.00
Total 26000 Sales Tax Payable	$	45,043.24
26100 Other Accrued Liabilities		0.00
Indiana Department of Revenue Payable		205.41
Total Other Current Liabilities	$	1,654,472.63
Total Current Liabilities	$	2,705,414.61
Long-Term Liabilities		
22100 Lease Liability - CIT		0.00
22900 Loan Payable - SBA EIDL Loan		144,052.00
22950 Note Payable - Magnolia Trading LLC		14,000.00
22960 Note Payable - Stephen Gould Corporation		32,620.49
Total Long-Term Liabilities	$	190,672.49
Total Liabilities	$	2,896,087.10
Equity		
21300 Alex Abrams - Capital		12,868.00
21400 Black Consulting - Capital		8,165.00
21500 Mellinger MTS LLC - Capital		23,745.00
21600 Republic - SAFE		332,757.50
21700 Common Stock		1,525,846.61
21800 Additional Paid in Capital		624,621.25
30000 Opening Balance Equity		0.00
32000 Retained Earnings		-2,151,224.40
Net Income		-621,037.56
Total Equity	-$	244,258.60

TOTAL LIABILITIES AND EQUITY $ 2,651,828.50

Stojo Products Inc
Statement of Cash Flows
January - December 2021

	Total
OPERATING ACTIVITIES	
Net Income	-621,037.56
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts Receivable	-362,343.51
12100 Inventory Asset	-13,517.76
12105 Inventory Asset:Inventory Finished Goods	601,186.17
12106 Inventory Asset:Inventory Parts	-416.70
12107 Inventory Asset:Merchandising Inventory	9.72
12220 Prepaid Expenses	-8,961.01
19000 Uncategorized Asset	0.00
20000 Accounts Payable	-2,096,979.76
20001 Accounts Payable (A/P) - GBP (deleted)	-3,873.45
10008 Chase CC 0532	-13,688.71
10009 Brex	-70,058.77
10023 AMEX Platinum 1001	-218.00
20500 Other Current Liabilities	-88,246.00
20510 Other Current Liabilities:Stephen Gould Corporation - Current Portion	1,491,499.00
20520 Other Current Liabilities:Magnolia Trading LLC - Current Portion	60,000.00
20560 Pre Paid Revenue (Deposits)	-82,414.72
22000 Loan Payable - Shopify Capital	0.00
23100 Wells Fargo LOC -9932	-6,870.10
26000 Sales Tax Payable	-6,940.55
26001 Sales Tax Payable:New York Dept Of Finance Payable	39,781.56
26002 Sales Tax Payable:New Jersey Payable	590.22
26004 Sales Tax Payable:California Department of Tax and Fee Administration Payable	3,915.86
26010 Sales Tax Payable:Out Of Scope Agency Payable	0.00
26100 Other Accrued Liabilities	-2,912.03

Indiana Department of Revenue Payable		191.03
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	**560,267.51**
Net cash provided by operating activities	-$	**1,181,305.07**
INVESTING ACTIVITIES		
15000 Furniture and Equipment		-12,232.00
16000 Tooling		-120,053.50
17000 Tooling | IP Acc Depreciation		141,232.67
18700 Security Deposits		-33,824.52
Net cash provided by investing activities	-$	**24,877.35**
FINANCING ACTIVITIES		
22100 Lease Liability - CIT		6,964.90
22200 Convertible Note - David Russell (deleted)		-130,007.83
22300 Convertible Note - Jenny Dahlman (deleted)		-22,657.08
22400 Convertible Note - Vivienne Cudahy (deleted)		-141,606.76
22600 Convertible Note - Michael Choukas (deleted)		-87,151.69
22700 Convertible Note - Black Consulting (deleted)		-31,431.45
22800 Convertible Note - Robert Blinn (deleted)		-22,704.30
22900 Loan Payable - SBA EIDL Loan		-163,378.00
22950 Note Payable - Magnolia Trading LLC		14,000.00
22960 Note Payable - Stephen Gould Corporation		32,620.49
21600 Republic - SAFE		332,757.50
21700 Common Stock		1,450,411.81
Net cash provided by financing activities	$	**1,237,817.59**
Net cash increase for period	$	**31,635.17**
Cash at beginning of period		438,854.04
Cash at end of period	$	**470,489.21**

Wednesday, May 11, 2022 02:19:45 AM GMT-7

Stojo Products Inc
Profit and Loss
January - December 2021

	Total
Income	
46000 Merchandise Sales	8,101,110.23
46800 Shipping Income	102,509.65
47500 Custom Printing Income	25,576.70
48350 Discounts	-275,413.51
48500 Refunds	-40,643.09
49000 Uncategorized Income	-87,955.37
49050 Miscellaneous Income	11,217.92
Total Income	**$ 7,836,402.53**
Cost of Goods Sold	
50000 Cost of Goods Sold	4,599,258.72
51100 Freight & Duties	366,697.78
51200 Shipping & Handling	277,411.10
51300 Warehouse	135,461.86
51400 Printing & Reproduction	51,520.83
51500 Shipping Supplies	17,605.39
52000 Inventory Shrinkage	577.66
Total Cost of Goods Sold	**$ 5,448,533.34**
Gross Profit	**$ 2,387,869.19**
Expenses	
60000 Advertising and Promotion	
60010 Paid Advertising	348,323.03
60020 Website Management	11,475.55
60030 Agencies	125,668.02
60040 Affiliate Marketing	49,940.45
60050 Public Relations	75,370.59
60060 Creative	27,162.61
60070 Influencer Gifting & Press	2,855.08
60090 Freelance Creators	16,657.71
Total 60000 Advertising and Promotion	**$ 657,453.04**
61600 Salaries, Benefits & Wages	
61620 Operations	321,666.70
61630 Product Development	201,915.89
61640 Marketing	185,704.58
61650 Executive Wages	229,500.00
61660 Payroll Taxes	61,815.12
61665 Payroll Processing Fees	6,633.00
61670 Benefits	76,774.68
61680 Severance	27,499.99
61691 Commissions	
61694 Platform Commissions	12,594.00
Total 61691 Commissions	**$ 12,594.00**

Total 61600 Salaries, Benefits & Wages	**$**	**1,124,103.96**
61800 Dues & Subscriptions		73,125.76
61750 Shopify Plan+ App +Platform Fees		31,399.16
Total 61800 Dues & Subscriptions	**$**	**104,524.92**
61900 Recruiting		7,126.37
63700 Bank Service Charges		7,184.94
63750 Merchant Processing Fees		291,449.51
63760 Seller Fees		4,816.32
63775 PayPal Fees		7,015.03
Total 63750 Merchant Processing Fees	**$**	**303,280.86**
Total 63700 Bank Service Charges	**$**	**310,465.80**
64700 Insurance Expense		14,422.48
64750 Royalty Expense		49,378.42
64800 Office Expense		126.02
64850 Office Supplies		169.13
64890 Rent Expense		6,544.15
Total 64800 Office Expense	**$**	**6,839.30**
66700 Professional Fees		
66710 Sales Rep Commissions		208,993.13
66720 Accounting		49,445.00
66740 Legal Fees		146,754.04
66750 Outside Services		91,031.18
Total 66700 Professional Fees	**$**	**496,223.35**
66800 Travel Meals Entertainment		
66825 Ground Transportation		372.28
66830 Airfare		436.11
66840 Meals		28.00
66845 Lodging		538.06
66855 Meals and Entertainment		62.44
66860 Mileage Reimbursement		151.04
Total 66800 Travel Meals Entertainment	**$**	**1,587.93**
67000 R&D Expense		14,467.00
67100 Product Design		54,794.63
67200 Prototyping & Testing		9,111.00
67300 Samples		21,078.94
67400 Tooling Expense		705.00
Total 67000 R&D Expense	**$**	**100,156.57**
69550 Bad Debt Expense		80,772.49
69600 Miscellaneous Expense		11,712.85
82000 Uncategorized Expense		-35,865.04
Total Expenses	**$**	**2,928,902.44**
Net Operating Income	**-$**	**541,033.25**
Other Income		
83050 Other Comprehensive Income		203,935.00
Total Other Income	**$**	**203,935.00**
Other Expenses		
Unrealized Gain or Loss		0.00

70000 Taxes		3,250.00
80200 Charitable Donations		627.00
80400 Interest Expense		24,825.95
80600 Depreciation Expense		141,232.67
80700 Exchange Gain or Loss		212.66
81000 Reconciliation Discrepancies		-20,208.97
84000 Loss from Discontinued Operations		134,000.00
Total Other Expenses	**$**	**283,939.31**
Net Other Income	**-$**	**80,004.31**
Net Income	**-$**	**621,037.56**

Tuesday, May 10, 2022 09:25:25 AM GMT-7 - Accrual Basis